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                 AMENDED AGREEMENT AND PLAN OF REORGANIZATION


     Agreement made as of the 31st day of December, 1997 by and among Touch Tone America, Inc., a California corporation, ("Buyer"), ORIX Global Communications, Inc., a Nevada corporation (the "Company" or "Seller") and the Shareholders of the Company whose names and addresses are set forth on the signature page hereof, (the "Shareholders"). Buyer, Seller, Company and Shareholders are sometimes referred to as "party" or "parties."

     The parties entered into an Agreement and Plan of Reorganization dated August 11, 1997 , which was subsequently amended on November 7, 1997 and December 18, 1997 (the "Agreement") to condition the Agreement on new terms and conditions and to afford the Seller and the Shareholders additional consideration for the acquisition of the Shares in light of certain material events which include the financial condition of the Buyer and its subsidiary, the Buyer's common stock being delisted from the NASDAQ SmallCap Market on December 17, 1997 and the structure and conditions attaching to that certain private placement by a foreign institutional investor in convertible securities of the Buyer closing concurrently with the execution of this amendment.

     As a result of, the parties agreed to amend Agreement as provided below.


NOW THEREFORE, for good and valuable consideration, the parties hereby agree as follows:

1. Section 1.2 of the November 7, 1997 Agreement is modified to read henceforth as follows:


          "1.02. SHARES BEING EXCHANGED. Subject to the terms and conditions of this Agreement, at the Closing, provided for in Section 2.01 hereof (the "Closing"), Shareholders are assigning and delivering to Buyer the Shares and Buyer is acquiring such Shares, free and clear of all liens, claims, options, charges and encumbrances whatsoever in exchange for such number of Common Shares of the Buyer's Common Stock to represent after issuance 80% of all issued and outstanding shares of the Buyer's Common Stock after giving effect to all options, warrants or other rights calling for issuances of Common Shares of the Buyer's Common Stock (except for issuances pursuant to a Securities Purchase Agreement and an Option Agreement with certain offshaore investment funds dated on even date hereof (the "Contemperaneous Issuances"). As of the date hereof, 4,561,245 shares of Buyer's Common Stock are issued and outstanding, and options, warrants or other rights calling for issuances of 3,865,000 Common Shares of the Buyer's Common Stock are outstanding,

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          except for the Contemperaneous Issuances.

          Accordingly, as of the date hereof, and before giving effect to any adjustments contemplated under Paragraph 1.04 below, the number of Common Shares of the Buyer's Common stock which represent, after issuance, 80% of all issued and outstanding shares of the Buyer's Common Stock after giving effect to all options, warrants or other rights calling for issuances of Common Shares of the Company currently outstanding, is 33,732,9800, except for the Contemperaneous Issuances."

2. Upon Closing, Buyer agrees to execute the Stock Pledge Agreement and remit to Infinity Investors Limited, under the Stock Pledge Agreement the Shares, who will hold the Shares in accordance with the terms of such Stock Pledge Agreement.

3. The parties agree that Section 11.1(d) of the Agreement is amended to make such condition precedent a condition subsequent to performance under the Agreement. As a result Section 11.1(d) of the Agreement is purged and the Agreement is further amended by adding a new Section 11.2(b) which would read as follows:

          Proper and legal approval of the shareholders of Touch Tone America, Inc., as required and necessary in conformity with all requirements of the By-Laws of Touch Tone America, Inc., and the Corporation Law of the State of California of the transaction contemplated under this Agreement as well as all other matters necessary to give effect to this transaction determined in the sole discretion of Orix Global Communications, Inc. This approval must be by June 30,1998 unless mutually extended, or this Agreement is null and void. All expenses relating to seeking and obtaining Shareholder approval are to be borne by Touch Tone America, Inc., whether such approval is successful or not.

4. Buyer and Orix hereby covenant and agree to operate the Buyer and Orix preceding the consummation of the Shareholders ratification as if the Reorganization has occurred, provided however, the separate corporate existence of Orix shall be maintained, and Buyer will not commingle the assets and liabilities of Orix with the assets and liabilities of Buyer or any other subsidiary.

5. Section 11.1(g) and 11.2 of the Agreement are hereby modified by substituting all references to listing obligations with the NASDAQ SmallCap Market to "the electronic quotation medium known as the OTC Bulletin Board". The additional proviso will be added to Section 11.1(g) and 11.2 of the Agreement, namely: "Buyer will take all actions necessary such that the Buyer's Common Stock will be eligible for quotation on the OTC Market and "active" securities (as such term is defined by NASD regulations) satisfying the frequency of quotation requirement and traded on the OTC market. "Section 11.2 of the Agreement will henceforth be referred to as Section 11.2(a).

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6.   Section 11.3 of the Agreement is hereby modified by prefacing said Section with the following

          "Subject to the Stock Pledge Agreement,"

7. The Shareholders agree that they shall not sell, transfer or otherwise dispose of any of the shares of Common Stock of the Corporation received by them under the Agreement or otherwise prior to January 1, 1999, unless such sale, transfer or other disposition occurs as a selling shareholder pursuant to an underwriter offering of no less than $2.5 million by the Corporation of its Common Stock.

8. All other provisions of the Agreement remain in effect and binding on the parties.


     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.


                                      TOUCH TONE AMERICA, INC.


                                      By: /s/ Dr. Edward D. Wirth
                                          ---------------------------------
                                                Acting President

                                       ORIX GLOBAL COMMUNICATIONS,
                                       INC.


                                      By: /s/ Kerry Rogers
                                          ---------------------------------
                                                    President